August 2008
Amendment No. 1 dated August 25, 2008 to
Pricing Sheet dated August 22, 2008 relating to
Preliminary Terms No. 726 dated July 24, 2008 to
Registration Statement No. 333-131266
Filed pursuant to Rule 433

STRUCTURED INVESTMENTS
Opportunities in Commodities

Dual Participation Commodity-Linked Capital Protected Notes due April 4, 2014
Based on the Performance of a Basket of Three Commodities and Three Commodity Indices

PRICING TERMS – AUGUST 22, 2008
Issuer:	Morgan Stanley
Aggregate principal amount:	$7,047,000
Issue price:	$1,000 per note (see “Commissions and Issue Price” below)
Stated principal amount:	$1,000 per note
Pricing date:	August 22, 2008
Original issue date:	August 29, 2008 (5 business days after the pricing date)
Maturity date:	April 4, 2014
Principal protection:	100%
Interest:	None
Basket:	Basket commodities	Bloomberg ticker symbol*	Weighting	Initial commodity price
	West Texas Intermediate light sweet crude oil (“WTI crude oil”)	CL1	30%	$114.59
	Copper – Grade A (“copper”)	LOCADY	20%	$7,861
	High Grade Primary Aluminum (“aluminum”)	LOAHDY	15%	$2,751
	S&P GSCI Livestock Index – Excess Return (“livestock index”)	SPGCLVP	15%	$296.7480
	S&P GSCI™ Precious Metals Index – Excess Return (“precious metals index”)	SPGCPMP	10%	$124.9008
	S&P GSCI™ Agricultural Index – Excess Return (“agricultural index”)	SPGCAGP	10%	$84.76099
*Bloomberg ticker symbols are being provided for reference purposes only.  With respect to each basket commodity, the initial commodity price has been, and the final average commodity price will be, determined based on the prices published by the index publisher or the relevant exchange, as applicable.

Payment at maturity:	$1,000 + supplemental redemption amount (if any)
Supplemental redemption amount:	▪ If the basket performance at maturity is greater than zero:
	$1,000 x basket performance x upside participation rate
	▪ If the basket performance at maturity is less than zero:
	$1,000 x absolute basket performance x downside participation rate
	If the basket performance at maturity is equal to zero, you will receive only the stated principal amount and will not receive any supplemental redemption amount.
Basket performance:	Sum of the commodity performance values of each of the basket commodities
Absolute basket performance:	Absolute value of the basket performance. For example, if the basket performance is negative 5%, the absolute basket performance will be positive 5%.
Upside participation rate:	100%
Downside participation rate:	50%
CUSIP:	617482AR5
Listing:	The notes will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Terms continued:	Please see page two of this pricing sheet for further pricing terms of the notes.
Commissions and Issue Price:	Price to Public(1)	Agent’s Commissions(1)(2)	Proceeds to Company
Per Note	100%	3.00%	97.00%
Total	$7,047,000	$211,410	$6,835,590

(1)      The actual price to public and agent’s commissions for a particular investor may be reduced for volume purchase discounts depending on the aggregate amount of notes purchased by that investor.  The lowest price payable by an investor is $9.90 per note.  Please see “Syndicate Information” on page 9 of the accompanying preliminary terms for further details.

(2)      For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for commodity-linked capital protected notes.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 726 dated July 24, 2008
Prospectus Supplement for Commodity-linked Capital Protected Notes dated June 22, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

Dual Participation Commodity-Linked Capital Protected Notes due April 4, 2014
Based on the Performance of a Basket of Three Commodities and Three Commodity Indices

PRICING TERMS	Continued from cover page
Commodity performance value:	With respect to each basket commodity: [(final average commodity price – initial commodity price) / initial commodity price] x weighting
Commodity price:
For any trading day or index business day, as applicable:
WTI crude oil: the official settlement price per barrel (as stated in U.S. dollars)
copper and aluminum: the official cash offer price per ton (each as stated in U.S. dollars)
livestock index: the official settlement price of the livestock index (as stated in U.S. dollars)
precious metals index: the official settlement price of the precious metals index (as stated in U.S. dollars)
agricultural index: the official settlement price of the agricultural index (as stated in U.S. dollars)
For full descriptions, please see “Fact Sheet – Commodity price” on page 7 of the accompanying preliminary terms.

Initial commodity price:
The commodity price for the applicable basket commodity on the pricing date.  See “Basket – Initial commodity price” above.
If any initial commodity price as finally determined by the relevant exchange or the index publisher or its successor differs from any initial commodity price specified in this pricing sheet, we will include the definitive initial commodity price in an amended pricing sheet.

Final average commodity price:	The arithmetic average of the commodity prices for the applicable basket commodity on each determination date for such basket commodity, as determined on the final determination date
Determination dates:
In respect of each basket commodity, each trading day or index business day, as applicable, in the period from and including January 3, 2014 to and including March 28, 2014 on which there is no market disruption event in respect of the applicable basket commodity